UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___April 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated April 20, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  April 20, 2004                     Signed: /s/ Larry Johnson

             Larry Johnson,

             CFO and Corporate Secretary

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE     2004-14

                                           FRG – Toronto Stock Exchange

FRR – Frankfurt Stock Exchange

April 20, 2004

DEEPER DRILLING AT DIXIE RETURNS 11 G/T GOLD OVER 8.2 METRES - INCLUDING 15.1 G/T OVER 5.1 METRES

Fronteer Development Group Inc. (FRG - Toronto Stock Exchange, FRR - Frankfurt Stock Exchange) is pleased to report that hole DL-04-06 has intersected a wider, higher grade down plunge extension of the 88-4 zone that returned 11 g/t gold over 8.2 metres including 15.1 g/t gold over 5.1 metres at a vertical depth of 321 metres.  The drill holes completed to date continue to confirm the continuity of a newly defined high grade gold shoot that is open down plunge and continues to improve with higher grades and greater widths at depth.

Results from holes DL-04-05 and DL-04-06 are as follows:

•

Hole DL-04-06 returned 10.9 g/t gold over 8.2 metres over including 15.1 g/t gold over 5.1 metres and 27.7 g/t gold over 2.3 metres.  This zone was intersected at a vertical depth of 321 metres and represents the highest 20 grams ´ metres intersection to date on the property.

•

Hole DL-04-05 returned 7.4 g/t gold over 2.1 metres including 11.2 g/t gold over 1.1 metres.  This zone was intersected at a vertical depth of 236 metres.

Currently, a gold shoot characterized by a >20 grams ´ metres cutoff is defined by 15 drill holes with an average distance between holes of 50.8 metres (on long section).  The shoot has an average strike length of approximately 110 metres, an average width of 4.9 metres and is defined from near surface down to 350 vertical metres.  It remains open at depth.  Within this shoot, eight holes have intersected high grade gold mineralization, seven of which have been drilled by Fronteer over the past 7 months, and one was drilled by Teck Corporation in 1989.  Drilling highlights within this shoot are shown in the table below.

Drill Hole	Width (metres)	Gold (g/t)	Gold (oz/ton)
DL-04-01	2.0	11.1	0.32
DL-04-02	1.0	10.3	0.30
DL-04-04	4.0	11.0	0.32
including	2.1	18.5	0.54
DL-04-05	2.0	7.4	0.22
including	1.1	11.2	0.33
DL-04-06	8.2	10.9	0.32
including	5.1	15.1	0.44
including	2.3	27.7	0.81
DL-03-06	4.3	5.8	0.17
including	0.9	12.0	0.35
DL-03-08	4.0	12.5	0.37
including	1.5	24.7	0.72
DL-89-09	2.8	15.6	0.46

The work to date by Fronteer is increasing the overall gold grade of the 88-4 zone.  “I believe we are on the verge of a new gold discovery at Dixie Lake and have tagged into a large system that is just beginning to unfold at depth.” says Mark O’Dea, Fronteer President and CEO.  “Experience has demonstrated that gold shoots rarely occur in isolation in this type of system.  The exploration team has every expectation that multiple gold shoots will begin to take shape with ongoing drilling.”

A comprehensive (Phase III) exploration program is currently being planned for the third quarter of 2004.  This program will involve 5,000 metres of deep drilling, and property scale MMI designed to target the down plunge continuation of this new gold zone as well as new gold zones on the property.

Alberta Star is earning a 50% interest in the Dixie Lake Project by spending $2.0 million exploration, paying $135,000 in cash, and issuing 150,000 shares to Fronteer by September 1 2006.

Fronteer owns and operates five active exploration projects in Canada focused on the discovery of gold and uranium-copper-gold-silver (Olympic Dam-style) deposits.  Fronteer is also in the process of concluding binding option agreements with Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.’s (“Teck Cominco”) to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com

Assay results have been prepared under the guidance of Dr Mark O’Dea P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All core samples were analyzed by ALS Chemex, North Vancouver, BC, and Thunder Bay, Ontario, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.